Exhibit 99.7

PRESS RELEASE

Argentina: Launch of the Fenix Offshore Gas Project

Paris, September 19, 2022 – TotalEnergies has approved the final investment decision for the Fenix gas development, located 60 km off the coast of Tierra del Fuego in southern Argentina.

Through its Total Austral affiliate, TotalEnergies operates the project with a 37.5% interest, in partnership with WintershallDea (37.5%) and Pan American Sur (25%).

The Fenix field will be developed through three horizontal wells, drilled from a new unmanned platform in 70 meters water depth. The gas will be transported through a 35km pipeline to the TotalEnergies-operated Véga Pleyade platform and treated onshore at the Rio Cullen and Cañadon Alfa plants, also operated by the Company. At production start-up, expected early 2025, Fenix will produce 10 million cubic meters per day of natural gas (70,000 barrels of oil equivalent per day). This development represents an investment of approximately $706 million.

“This latest development demonstrates TotalEnergies' ability to leverage its hydrocarbon portfolio with projects that have low technical costs and low emissions, that can be brought onstream fast by harnessing synergies with existing facilities," said David Mendelson, Senior Vice President, Americas at TotalEnergies Exploration & Production. “With first gas less than two and a half years from FID, the Fenix project will contribute to maintaining our production levels in Tierra del Fuego and securing supply to the Argentinean gas market. With a carbon intensity of 9 kgCO2/boe, the project will benefit from the Company’s technologies in lowering the carbon intensity, such as the installation of wind farms and heat recovery systems.”

On April 18, 2022, the national authorities granted the CMA-1 concession, including Fenix, an extension for 10 years until April 30, 2041. As a new gas project in Tierra del Fuego, the national authorities also granted Fenix the benefits provided for under Law 19640’s special tax regime.

***

TotalEnergies in Argentina

TotalEnergies has been operating in Argentina since 1978, through its Total Austral affiliate, and is the country’s leading international gas producer, with some 25% of production. The Company’s equity share of production averaged 81,000 barrels of oil equivalent per day in 2021.

In Tierra del Fuego, alongside partners WintershallDea (37.5%) and Pan American Sur (25%), TotalEnergies (37.5%) operates the Cuenca Marina Austral 1 (CMA-1) concession, which includes the onshore Ara and Cañadon Alfa fields and the offshore Hidra, Kaus, Carina, Aries, Vega Pleyade and Fenix fields.

The Company holds equity interests in nine blocks of the onshore Neuquén basin, spanning more than 300,000 net acres, of which five are operated. Since 2018, TotalEnergies has been developing the AguadaPichana Este Unconventional field, which lies in the VacaMuerta wet gas window.

TotalEnergies also has Marketing & Services and Renewables activities in Argentina through its Total Erenaffiliate, with operated capacity of 180 MW coming from one solar plant and two wind farms.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

InvestorRelations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).